UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission No. 000-54080

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JUHL ENERGY, INC.

(Exact name of registrant as specified in its charter)

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1502 17th Street SE

Pipestone, MN 56164

(507) 562-4310

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, Par Value $0.0001 Per Share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         126

Pursuant to the requirements of the Securities Exchange Act of 1934, Juhl Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned thereunto duly authorized person.

Date: September 23, 2015	JUHL ENERGY, INC.

	By:	/s/ John P. Mitola
John P. Mitola
President